Filed Pursuant to Rule 424(b)(3)
File No. 333- 130467
PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus Dated June 2, 2006)

INTERACTIVE TELEVISION NETWORKS, INC.

Common Stock

This Prospectus Supplement No. 1 amends and supplements our prospectus dated June 2, 2006 (the “Prospectus”) and should be read in conjunction with, and must be delivered with the Prospectus.

Selling Securityholders

The information in the Prospectus in the sections titled “Security Ownership of Certain Beneficial Owners and Management” and “Selling Securityholders” is amended by this Prospectus Supplement to reflect the transfer on June 30, 2006 by Pentagon Bernini Fund, Ltd. of all of its securities covered by this Prospectus to one of its affiliates, Asset Managers International Ltd. As indicated in the Prospectus, Pentagon Bernini Fund, Ltd. currently beneficially owned the following of our securities: (i) 17% Secured Convertible Debentures (the current aggregate face amount of which is $4,175,130), (ii) a 16% Secured Convertible Debenture (having a face amount of $1,000,000), and (iii) warrants to purchase a total of 1,264,700 shares of our common stock. As a result of the foregoing transfer, all of the securities listed in both the “Security Ownership of Certain Beneficial Owners and Management” table and in the “Selling Securityholders” table are now beneficially owned by Asset Managers International Ltd., and all shares of our common stock that Pentagon Bernini Fund, Ltd. was entitled to sell under this Prospectus may now be offered and sold by Asset Managers International Ltd.

Information about selling securityholders may change over time. Changed information of which we become aware will be set forth in prospectus supplements to the extent required by the Securities Act of 1933, as amended, and the rules thereunder. We also will set forth in prospectus supplements any other additional information relating to selling securityholders to the extent so required.

Sale of $2,500,000 of Variable Rate Secured Convertible Debentures

On June 20, 2006 we sold to four institutional investors (the “Purchasers”) (i) Variable Rate Secured Convertible Debentures having an initial principal balance of $2,500,000 (the “Variable Debenture”) (ii)  five-year Series A Common Stock Purchase Warrants that grant the Purchasers the right to purchase 1,250,000 shares of our common stock, and (iii) Series B Common Stock Purchase Warrants that grant the Purchasers the right to acquire, during a period no longer than two years following the closing of the sale, (x) up to 1,250,000 shares of common stock and (y) additional Series A Warrants for the purchase of an additional 1,250,000 shares.

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The date of this Prospectus Supplement is June 30, 2006.

The Variable Debenture

The Variable Debentures will accrue interest on the aggregate unconverted and then outstanding principal amount at the rate per annum equal to the greater of (i) 15% or (ii) LIBOR for the applicable interest period plus 5.0%. Interest shall be payable quarterly in arrears on the first day of each January, April, July, and October, commencing on July 1, 2006. Interest is payable, at our option, in cash or shares of our common stock valued at 90% of the average of the daily volume weighted average price of the common stock (“VWAP”) for the 20 consecutive trading days ending on the trading day that is immediately prior to the applicable interest payment date. Commencing on November 1, 2006 and continuing monthly thereafter until the Variable Debentures have been repaid in full, we shall be obligated to make monthly principal payments of $125,000. The monthly payments of principal also may, at our option, be paid in cash or in shares of common stock. If we elect to make any principal payment in shares of common stock, the shares of common stock will be valued at a price equal to the lesser of (i) the conversion price then in effect (initially $2.00, subject to anti-dilution adjustments) and (ii) 90% of the average of the VWAPs for 20 consecutive trading days.

The Variable Debentures will be convertible into shares of our common stock at any time at an initial conversion price of $2.00 per share. While the Variable Debentures are outstanding, the initial conversion price is subject to (i) reduction to the lowest price at which we issue additional shares of common stock, or securities convertible into or exercisable for additional shares of common stock, and (ii) adjustment for future stock splits, reverse stock splits, mergers or reorganizations, and similar changes affecting common stock holders.

Commencing in December 2006, we have the right to prepay the Variable Debentures at a premium depending on the date on which we redeem the Variable Debentures. If we redeem the Variable Debentures prior to the 12 month anniversary of the issuance of the Variable Debentures, we will have to pay 115% of the principal amount of the Variable Debenture then outstanding or, if the redemption occurs on or after the 12 month anniversary of the issuance of the Variable Debenture, we will have to pay 110% of the principal amount of the Variable Debentures then outstanding.

The Variable Debentures are secured by a lien on substantially all of our assets.

Warrants

At the closing of the sale of the Variable Debentures, we also issued to the Purchasers (A) five-year Series A Warrants that grant the Purchasers the right to purchase 1,250,000 shares of common stock at a price of $3.00 per share, and (B) Series B Warrants that grant the Purchasers the right to acquire (x) up to 1,250,000 shares of common stock at a price of $2.00 per share, and (y) additional Series A Warrants for the purchase of an additional 1,250,000 shares at $3.00 per share. The Series B Warrants are exercisable until the earlier of the nine month anniversary of the effectiveness of the registration statement or the two year anniversary of their issuance.

Beneficial Ownership Limitation

The Variable Debentures and the Series A and Series B Warrants contain a beneficial ownership limitation provision that precludes any Purchaser from converting its Variable Debentures or from exercising its warrants if, as a result of such conversion of exercise, the Purchaser would own beneficially more than 4.99% of our outstanding Common Stock. The beneficial ownership limitation provisions may be waived by each Purchaser, at the election of such Purchaser, upon not less than 61 days’ prior notice, to change the beneficial ownership limitation to 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon conversion of the Variable Debenture and/or warrant.

Registration Rights

We also entered into a Registration Rights Agreement with the Purchasers, pursuant to which we agreed to prepare and file, on or before July 20, 2006, a registration statement with the Securities and Exchange Commission covering the resale of all of the shares of common stock issued or issuable in the transaction. We are required to have the registration statement declared effective by the SEC on the 90th day from the closing date (if the registration statement is not reviewed by the SEC) or by the 120th day from the closing (if the registration statement is reviewed by the SEC), or we will be required to pay the Purchasers specified liquidated damages. We may also be required, under certain circumstances, to pay the Purchasers specified liquidated damages if it is unable to maintain the effectiveness of the registration statement.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.